Keefe, Bruyette & Woods

November 5, 2024

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Magnolia Bancorp, Inc.
Registration Statement on Form S-1 (Registration Number 333-281796)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Magnolia Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement on Form S-1, as amended, be accelerated to November 8, 2024 at 11:00 a.m. Eastern Time, or as soon thereafter as may be practicable.

KEEFE, BRUYETTE & WOODS

By:	/s/ Patricia A. McJoynt
Name:	Patricia A. McJoynt
Title:	Managing Director